FOR IMMEDIATE RELEASE

Contact:  Tammy Martin
          PhoneTel Technologies, Inc.
          216-241-2555



                        PHONETEL TECHNOLOGIES, INC.
                      EXTENDS TENDER OFFER FOR SHARES
                       OF COMMUNICATIONS CENTRAL INC.


               New York, New York, August 18, 1997 -- PhoneTel Technologies, Inc. (AMEX: PHN) announced today that it has determined to extend its previously announced all cash tender offer for all outstanding common shares (and associated rights) of Communications Central Inc. The tender offer and withdrawal rights will now expire at 12:00 midnight, New York City time, on Wednesday, August 20, 1997, unless otherwise extended.

               As previously announced, PhoneTel and Communications Central are continuing to evaluate the impact on their proposed merger of a recent decision of a federal appellate court that, among other things, remanded to the Federal Communications Commission an FCC ruling concerning the calculation of "dial around" compensation payable to payphone providers. The parties are engaged in discussions concerning a possible restructuring of the proposed transaction in light of the ruling.

               As of noon today, 5,904,553.8 shares had been tendered to First Union National Bank of North Carolina, the Depositary for the tender offer. This represents approximately 82% of the common shares outstanding on a fully diluted basis.

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